SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS

June 30, 2014

VIA COURIER AND EDGAR

Re:	Samson Resources Corporation, Samson Investment Company and Subsidiary Guarantors
Amendment No. 2 to Registration Statement on Form S-4 Filed May 13, 2014
File No. 333-186686

H. Roger Schwall

Securities and Exchange Commission

Office of Natural Resources

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Mr. Schwall:

On behalf of Samson Resources Corporation (“Parent”), Samson Investment Company (the “Issuer”), and the subsidiary guarantors (together with Parent and the Issuer, the “Registrant”), we hereby provide the following responses to the comment letter, dated June 10, 2014 (the “Comment Letter”), from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) regarding the above-referenced registration statement (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 as filed on May 13, 2014, and four clean courtesy copies of Amendment No. 2.

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Securities and Exchange Commission	- 2 -	June 30, 2014

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Registrant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 46

Successor Year Ended December 31, 2012 Compared to Predecessor Year Ended June 30, 2011, page 52

1.	Please advise or revise the disclosure of the production volumes, average daily production volumes, and average realized sales price for the year ended December 31, 2012 to provide the separate disclosure of such information relating to natural gas liquids.

In response to the Staff’s comment, the Registrant has revised the table on page 60 of Amendment No. 2 to provide the production volumes, average daily production volumes and average realized sales price relating to natural gas liquids for the year ended December 31, 2012.

Business, page 71

Summary of Our Operations and Properties, page 71

2.	You state that “as of December 31, 2013, we had approximately 1,650 potential drilling locations to which proved, probable and possible reserves were attributable in the reserve report, dated as of December 31, 2013, prepared by Netherland, Sewell & Associates, Inc., our independent reserve engineers.” However, Exhibit 99.5 states “probable and possible reserves that exist for these properties have not been included.” Please advise or revise the disclosure in your filing on Form S-4 to reconcile to the corresponding disclosure in Exhibit 99.5.

In response to the Staff’s comment, the Registrant has deleted the referenced statement regarding potential drilling locations on page 80 of Amendment No. 2.

Our Operations, page 75

Developed and Undeveloped Acreage, page 81

3.

You disclose that a significant percentage of your net undeveloped acreage will expire over the next three years. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please

Securities and Exchange Commission	- 3 -	June 30, 2014

expand your disclosure here or in an appropriate section elsewhere within the registration statement to explain the steps which would be necessary to extend the time to the expiration of such leases.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 90 of Amendment No. 2 to disclose the extent to which it has acreage relating to proved undeveloped reserves that has a lease expiration date preceding the scheduled drill date and the actions the Registrant would pursue to preserve such leasehold interests.

Executive Compensation, page 103

4.	If true, revise to confirm that the Compensation Committee negotiated the employment agreement with Mr. Limbacher (the “Limbacher agreement”) which you filed as exhibit 10.23 with the current amendment. If there has been any change to the compensation of the committee since the date of the agreement, please also identify the members of the committee at the time the agreement was negotiated. We note that Mr. Smidt, chairman of the committee, signed the agreement on behalf of the company.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 113 of Amendment No. 2 to confirm that the Compensation Committee negotiated the employment agreement with Mr. Limbacher and to identify the members of the Compensation Committee at the time of such negotiations.

5.	At page 106, you indicate that (the 23 companies comprising) the 2012 peer group were “used in making decisions with respect to base salaries and cash bonuses paid in 2013 and equity awards granted in 2013.” You also disclose at page 106 that the “Compensation Committee generally targets between the 50th percentile and 75th percentile of comparable positions in the peer group for total direct compensation (defined as the sum of base salaries, target annual cash bonuses and equity awards of our executive officers).” At page 109, you state that the committee “set the amount of equity awards in order to position the total direct compensation of each named executive officer at a level that would fall within the range of 50th percentile to 75th percentile of comparable positions in the 2012 peer group.”

According to the Summary Compensation Table disclosure at page 112, it appears that Mr. Limbacher’s total compensation for 2013 (during which he served the company for fewer than nine months, see page 95) was in excess of $56.6 million, including more than $55 million in stock and option awards. If true, revise your disclosure to clarify that his pro-rated compensation for 2013 greatly exceeded the referenced compensation range for comparable positions in the 2012 peer group, and explain why the committee decided to set Mr. Limbacher’s compensation levels outside its normal targets for executive officers.

Securities and Exchange Commission	- 4 -	June 30, 2014

In response to the Staff’s comment, the Registrant has added disclosure on page 120 of Amendment No. 2 to clarify the relationship between the 2013 compensation for Mr. Limbacher and the referenced compensation range for comparable positions in the 2012 peer group. The revised disclosure also further explains the rationale for Mr. Limbacher’s initial compensation package.

Annual Cash Bonuses, page 108

6.	Revise the first full paragraph on page 109 to quantify the amount of the “special pool of funds” as of the latest practicable date and to state explicitly whether there are any limitations on the CEO’s discretionary authority to award himself a bonus from this pool.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the referenced “special pool of funds” is a component of the Registrant’s general employee bonus pool for awards of annual bonuses to individuals who are not officers, and is not permitted to be used for awards to officers, including the named executive officers. Accordingly, the Registrant has deleted the relevant paragraph on page 119 of Amendment No. 2.

Recent Compensation Developments in 2014, page 111

7.	We note that an amendment to the Limbacher agreement repriced 10,000,000 of his options from an exercise price of $7.50 per share to $2.50 per share, a potential benefit of $50,000,000 in the aggregate. Please explain how “Fair Market Value” originally was computed for purposes of Section 5(c) of the Limbacher agreement, and discuss whether these re-priced options would still result in the company’s “Fair Market Value” representations and warranties being accurate as of the date of the re-pricing.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the representations and warranties in Section 5(c) of the employment agreement with Mr. Limbacher apply only to the April 2013 option grants made to Mr. Limbacher under such employment agreement. The exercise prices of these options were equal to or greater than “Fair Market Value” on the applicable grant date, as determined in accordance with the Samson Resources Corporation 2011 Stock Incentive Plan, as amended (the “2011 SIP”). Under the 2011 SIP, “Fair Market Value” means, in brief, the fair market value of one share of common stock of Parent on any given date, as determined reasonably and in good faith by the Board of Directors of Parent. The “Fair Market Value” in effect with respect to the initial equity awards to Mr. Limbacher was $4.00, which was determined by the Board of Directors of Parent on the basis of an internal valuation analysis that included a discounted cash flow model, combined with a terminal value calculation. The Registrant also respectfully advises the Staff that the exercise price of the 10,000,000 options that were “re-priced” in March 2014 is also equal to the “Fair Market Value” on the date of the re-pricing. The “Fair Market Value” in effect with respect to the March 2014 re-pricing transactions was $2.50 per share, which was determined by the Board of Directors of Parent on the basis of updated and additional internal valuation analyses.

Securities and Exchange Commission	- 5 -	June 30, 2014

The Exchange Offer – Expiration Date, Extensions and Amendments, page 140

8.	Please disclose the maximum period of time that the exchange offer will remain in effect. We note your response to prior comment 26 from our letter to you dated March 14, 2013.

In response to the Staff’s comment, the Registrant has disclosed the maximum period of time that the exchange offer will remain in effect on page 151 of Amendment No. 2.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 8. Derivative Financial Instruments, page F-22

Cash Flow Hedges, page F-25

9.	Please update to provide financial statements and corresponding disclosures throughout your filing to comply with Rule 3-12 of Regulation S-X.

The Registrant respectfully confirms that it has updated its financial statements included in the Registration Statement in accordance with Rule 3-12 of Regulation S-X.

10.	We note your disclosure indicating that the Predecessor corrected its consolidated financial statements for the year ended June 30, 2011 related to natural gas and crude oil derivatives that were previously accounted for as cash flow hedges. Please expand the disclosure here to comply with FASB ASC 250-10-50-7 and 8.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the disclosure required by FASB ASC 250-10-50-7 and 8 related to the restatements of the Registrant’s June 30, 2011 consolidated financial statements described in Note 8 were included in the Registrant’s audited consolidated financial statements that were included in the offering memorandum relating to the initial private placement of the Registrant’s senior notes in February 2012. That disclosure was not carried forward when the Registrant’s audited financial statements for 2012 were issued in May 2013 or when the Registrant’s audited financial statements for 2013 were issued in March 2014. The Registrant believes the practice of not carrying forward the restatement disclosure is consistent with the guidance in ASC 250-10-45-28 and ASC 250-10-50-10.

Note 23. Condensed Consolidating Financial Information, page F-46

11.	We note the revisions made to the disclosure on page F-46. Please clarify for us whether there are any parent guarantor release provisions and if so, please advise as to their nature.

In response to the Staff’s comment, the Registrant has clarified the parent guarantor release provisions on pages F-25 and F-77 of Amendment No. 2.

Securities and Exchange Commission	- 6 -	June 30, 2014

Note 24-Supplemental Oil and Gas Disclosures (Unaudited), page F-58

Oil and Gas Reserve Quantities, page F-59

12.	Please expand the disclosure for the periods ending December 31, 2013 and December 31, 2012 to include an explanation for the significant changes in the net reserves due to extensions and discoveries. Refer to FASB ASC paragraph 932-235-50-5.

In response to the Staff’s comment, the Registrant has expanded the disclosure for the periods ended December 31, 2013 and December 31, 2012 on pages F-91 through F-92 of Amendment No. 2 to include a discussion of the significant changes in net reserves due to extensions and discoveries.

13.	We note you explain the significant change due to revisions in the previous estimate of net reserves for the period ending December 31, 2012 as primarily due to the change for reporting NGLs within the natural gas stream. Please tell us and revise your disclosure to identify the source and changes, if any, relating to causes other than as noted.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-92 of Amendment No. 2 to identify other significant factors impacting revisions for the period ended December 31, 2012.

14.	Please expand the disclosure for the period ending June 30, 2011 to include an explanation for the significant changes in the net reserves due to extensions and discoveries and revisions of the previous estimates. Refer to FASB ASC paragraph 932-235-50-5.

In response to the Staff’s comment, the Registrant has added disclosure on pages F-93 and F-94 of Amendment No. 2 to include an explanation for the significant changes in net reserves due to extensions and discoveries and revisions of the previous estimates for the period ended June 30, 2011.

15.	Please expand the disclosures relating to periods prior to December 31, 2012 to include footnote disclosure explaining that the natural gas volumes include natural gas liquids.

In response to the Staff’s comment, the Registrant has expanded its disclosure for all periods prior to December 31, 2012 to include footnote disclosure explaining that the natural gas volumes for those periods include natural gas liquids.

Exhibits

Exhibit 5.1

16.	Please obtain and file as an exhibit a new or revised opinion of counsel which covers all subsidiary guarantees. In that regard, we note that Schedule I appears to omit Samson Holdings, Inc.

Securities and Exchange Commission	- 7 -	June 30, 2014

In response to the Staff’s comment, the Registrant has filed as an exhibit a revised opinion of counsel which covers all subsidiary guarantees, including Samson Holdings, Inc.

Exhibit 5.2

17.	Please obtain and file a new legality opinion which does not suggest that the opinion is “for your use only” nor that it “may not be relied upon by any person other than you” and the law firm. We do not accept any limitation on reliance. Please see the guidance contained in Section II.B.3.d of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/cfslb19.htm.

In response to the Staff’s comment, the Registrant has filed as an exhibit a revised opinion of counsel which does not include any limitation on reliance.

*        *        *         *

Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or David Azarkh at 212-455-2462 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

H. Roger Schwall

Samson Resources Corporation

Andrew C. Kidd

Edward T. Highberger